PUMA®

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

[redacted]

06015915

07.08.2006

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the 1st Quarter of 2006 as well as the 2nd Quarter and First Half-Year of 2006 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

Encls.

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

RECEIVED
2006 AUG 10 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

puma.com

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL. +49 9132 81 0
FAX +49 9132 81 22 46

RECEIVED
2006 AUG 10 P 2:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For immediate release

PUMA®

MEDIA CONTACT:
Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:
Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, April 28, 2006 – PUMA AG announces its consolidated financial results for the 1st Quarter of 2006

Highlights Q1:

- Strong start into 2006: Q1 better than expected
- Consolidated sales rise almost 30%
- Gross profit margin remains above 52%
- EBIT margin above 20% despite strong brand investments
- EPS at €5.83 compared to €5.68

Outlook 2006:

- Further improvement in orders, now up by 35% to €1.1 billion, EMEA up double-digit y-o-y
- Management increases sales and earnings guidance for 2006

Sales and Earnings Development

Global branded sales rise more than 15%
PUMA's worldwide branded sales, which include consolidated and license sales, rose 15.3% to €737 million or currency adjusted by 11.8%. Footwear sales improved by 12.5%, Apparel by strong 19.1% and Accessories by almost 20%.

Consolidated sales rise almost 30%
In Q1, consolidated sales grew 29.5% (currency adjusted 25.4%) to €643 million. Hence, sales developed significantly better than expected with positive contributions from almost all product segments and regions. As already announced, due to the license take-backs and new Joint Ventures the consolidated business was extended to Japan (Apparel), China/Hong Kong, Taiwan, Canada and Argentina effective January 1, 2006. Furthermore, the fully owned subsidiaries in Dubai and India started their operating activities as of this year. Like-for-like, organic growth contributed a strong 10,7% and new consolidations 18.8% to the overall performance. In total, Footwear was up 18% (currency adjusted 14%) to €399 million, Apparel by a healthy 63.1% (59.8%) to €202 million and Accessories by 21.6% (19.3%) to €42 million.

Licensed business up almost 10% on a like-for-like basis
On a like-for-like basis, the licensed business increased by 9.9% to €87 million. However, due to the take-backs of the aforementioned license markets, total licensed sales declined by 34.1% versus prior year. Based on the remaining licensed business, the company realized a royalty and commission income of €8.5 million in the first quarter versus €12.5 million in the prior year.

Gross profit remains above 52%
In Q1, gross profit margin stood better than expected at 52.4% compared to 53.4% last year, despite the planned and implemented shift in the regional and product mix. The Footwear margin decreased from 53.6% to 52% and Apparel from 53.4% to 52.9%. Accessories margin increased from 51.1% to 53.4%.

SG&A expenses at 32%
Due to strong brand investments and regional expansion, total SG&A rose 45.4% to €205 million. As a percentage of sales, the cost ratio increased as expected from 28.4% to 31.9%. The increase was mainly driven by strong Marketing/Retail expenses.

Marketing/Retail expenses rose as expected by 60.8% to above €100 million, representing a cost ratio of 15.6% compared to 12.6% last year. Product development and design expenses increased by almost 39% to €13 million and, as a percentage of sales, from 1.8% to 2%. Other selling, general and administrative expenses were up 32.4% to €92 million and remained around last year's level at 14.3% of sales.

EBIT margin above 20%
Despite the strong brand investments EBIT, margin reached 20.6% and remained on a very high level. In absolute amounts EBIT increased by 0.5% to €132 million versus the intitial expectation of an earnings decline. Due to a strong increase in the financial results, pre-tax profit grew by more than 1% to €134 million. The tax ratio remained at 29.5 % and was unchanged versus last year's quarter.

Earnings per share above last year
In Q1, net earnings grew by 2.5%. In absolute amounts, net earnings accounted for €93 million versus €91 million last year. The net return amounts to 14.5% versus 18.3%. Earnings per share reached €5.83, a 2.7% increase to last year's €5.68. Diluted earnings per share were calculated at €5.78 compared with €5.63.

Net Assets and Financial Position

Equity ratio above 60%
Despite a 42.9% increase in the balance sheet total to €1,552 million, the equity ratio further improved. The end of March equity ratio reached 61.4% compared with 58.2% last year.

Solid net cash position
Cash and cash equivalents grew from €323 million to €354 million and bank debts increased from €22 million to €68 million. Therefore, net cash position slightly decreased from €302 million to €286 million due to the strong investments, the take-backs and Joint Ventures inseveral markets.

Working capital
Inventories increased by 49.2% to €283 million and receivables were up by 34.4% to €476 million. Total working capital at the end of March increased 59.5% and amounted to €440 million compared with €276 million last year. The increase was mainly due to the regional expansion. Excluding the regional expansion inventories increased by 17% and receivables by 21%.

Capex/Cashflow
Capex increased from €21 million to €59 million, whereby €42 million are related to acquisitions. Tax payments rose from €21 million to €34 million. Due to these effects as well as the higher working capital due to the regional expansion, free cashflow was €-135 million compared to €-25 million last year.

Share Buyback

PUMA purchased another 50,000 of its own shares during the first three months. At quarter-end, a total of 940,000 shares were held as treasury stock, accounting for 5.6% of total share capital.

Regional Development

Change in regional mix

Due to the license take-backs and Joint Ventures, the regional mix changed significantly resulting in a more balanced regional business portfolio. Now, EMEA accounts for 52.8% (last year 72.2%), Americas for 28.3% (19%) and Asia/Pacific for 18.9% (8.8%).

Sales in the **EMEA-region** reached €339 million versus €359 million last year. The anticipated decline was due to the strong top-line performance in Q1 2005, hence leading to strong comp basis. Gross profit margin reached 55.2% compared to 55.6% last year. However, orders for EMEA now report a better than expected increase of nearly 12% to €600 million. All countries in this region contributed to the improvement.

Sales in the **Americas** continued to grow strongly. Currency adjusted, Q1 sales jumped 75.2% and in Euro terms by 93.1% to €182 million. The growth was due to a particularly strong organic business as well as the consolidation of Canada and Argentina. Gross profit margin increased from 46.1% to 47.5%. The order volume was up by a strong 87.8% to €310 million, or currency neutral by 71.6%.
In the **US** market, sales increased like-for-like by 62.4% to $157 million and end-of-quarter orders were up by strong 45.9%.

In the **Asia/Pacific** region sales increased by a strong 177.6% (currency-adjusted 179.5%) to €122 million. The organic growth contributed 17.7% to the overall performance and the remaining growth was contributed by the regional expansion. The gross profit margin increased by 100 basis points to 51.9%. As of March 31, 2006, orders on hand were up 114.6% (currency adjusted 115%) and totaled €187 million.

Outlook 2006

Future orders now up 35%

Consolidated orders further improved and increased by 35% (currency adjusted 31.3%) to €1,097 million. This represents the 41st consecutive quarter of order increase. In terms of product segments, Footwear increased by 29.8% (25.5%) to €720 million, Apparel 49.1% (46.4%) to €309 million and Accessories by 34.6% (32.1%) to €68 million.

Management increases sales and earnings guidance for FY2006

Due to a further improvement in the order position for the EMEA region and the overall strong performance in Q1, Management once again raises its sales forecast and now expects a growth of up to 35% for FY 2006, reaching almost €2.4 billion. The gross profit margin should range between 50% and 51%, given the anticipated shift in regional and product mix. The takeover of the license markets into the consolidated business will lead to a corresponding reduction in royalty and commission income. Selling, general and administrative expenses will be impacted in particular by disproportionately high marketing expenses relating to the World Cup and other PUMA campaigns, as well as by planned expansion of the Group's retail operations and higher expenses for infrastructure. Overall operating expenses are assumed to rise to approximately 35% of sales. The operating margin is expected to decrease versus the prior year to approximately 15% of sales as a result of the brand-building investments in 2006 and conversion of the license businesses into consolidated business. Based on the higher top-line growth, Management also increases operating profit expectation to now around €360 million. The tax rate is expected to be below the original guidance and should be between 30% and 31%. As a result, net earnings are now expected to be only high single-digits below the previous year's level. Thus, in absolute figures, net earnings are expected to significantly exceed the original expectations for 2006 communicated with the Phase IV strategy mid last year.

Jochen Zeitz, CEO: "We are pleased to have catalyzed our Phase IV growth plans with a Q1 above our expectations and the smooth integration of former licensee partners into our consolidated business. With the World Cup and other exciting initiatives still to come in 2006, we remain very positive in the outlook for the remainder of the year."

###

Income Statements

	Q1/2006 € million	Q1/2005 € million	Devi- ation
Net sales	**642,8**	**496,5**	29,5%
Cost of sales	-306,0	-231,5	32,2%
Gross profit	**336,8**	**265,0**	27,1%
- in % of net sales	52,4%	53,4%	
Royalty and commission income	8,5	12,5	-32,4%
	345,3	277,6	24,4%
Selling, general and administrative expenses	-205,2	-141,1	45,4%
EBITDA	**140,1**	**136,5**	2,7%
Depreciation and amortisation	-7,9	-5,0	59,4%
EBIT	**132,2**	**131,5**	0,5%
- in % of net sales	20,6%	26,5%	
Interest result	1,9	1,1	67,7%
EBT	**134,1**	**132,6**	1,1%
- in % of net sales	20,9%	26,7%	
Income taxes	-39,6	-39,1	1,1%
- Tax ratio	29,5%	29,5%	
Net earnings attributable to miniority interest	-1,4	-2,7	-46,5%
Net earnings	**93,1**	**90,9**	2,5%
Net earnings per share (€)	**5,83**	**5,68**	2,7%
Net earnings per share (€) - diluted	**5,78**	**5,63**	2,6%
Weighted average shares outstanding	15,961	15,996	-0,2%
Weighted average shares outstanding - diluted	16,106	16,134	-0,2%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	Mar. 31,'06 €million	Mar. 31,'05 €million	Devi-ation	Dec. 31,'05 €million
ASSETS				
Cash and cash equivalents	354,1	323,3	9,5%	475,5
Inventories	283,4	189,9	49,2%	238,3
Trade receivables	475,8	354,1	34,4%	277,5
Other current assets	101,8	33,2	206,9%	80,1
Current assets	**1.215,1**	**900,5**	34,9%	**1.071,4**
Deferred income taxes	50,5	49,9	1,1%	48,6
Property, plant and equipment	136,8	92,2	48,4%	121,9
Intangible assets	129,1	37,3	245,7%	59,4
Other non-current assets	20,4	6,1	237,0%	19,8
Non-current assets	**336,8**	**185,5**	81,5%	**249,6**
	1.551,9	**1.086,0**	42,9%	**1.321,0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	68,1	21,8	212,6%	45,1
Trade payables	188,7	161,4	16,9%	178,7
Tax provisions	32,8	51,6	-36,4%	24,2
Other current provisions	60,1	66,3	-9,2%	51,1
Liabilities from acquisitions	26,7	0,0		6,9
Other current liabilities	123,8	120,9	2,4%	78,5
Current liabilities	**500,2**	**422,0**	18,5%	**384,5**
Deferred income taxes	20,0	9,6	108,3%	20,0
Pension provisions	21,4	21,5	-0,4%	22,6
Liabilities from acquisitions	49,7	0,0		10,7
Other non-current liabilities	6,9	1,0	577,9%	7,8
Non-current liabilities	**98,1**	**32,1**	205,5%	**61,2**
Total shareholders' equity	**953,6**	**631,9**	50,9%	**875,4**
	1.551,9	**1.086,0**	42,9%	**1.321,0**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cashflow Statement

	1-3/2006 € million	1-3/2005 € million	Devi-ation
Earnings before taxes on income	**134,1**	**132,6**	**1,1%**
Depreciation	7,9	5,0	59,4%
Non cash effected expenses and income	-9,2	-0,6	1417,6%
Cashflow - gross	**132,9**	**137,0**	**-3,0%**
Change in net assets	-176,0	-122,0	44,2%
Taxes, interests and other payments	-33,9	-20,5	65,0%
Cashflow from operating activities	**-77,0**	**-5,6**	**1281,5%**
Payments for acquisitions	-41,8	-3,7	1038,2%
Purchase of property and equipment	-17,5	-17,1	2,0%
Interest received and others	1,1	1,6	-29,3%
Cashflow from investing activities	**-58,2**	**-19,2**	**202,6%**
Free Cashflow	**-135,2**	**-24,8**	**445,0%**
Dividend payments	0,0	-16,0	-100,0%
Purchase of own shares	-14,6	-14,9	-1,6%
Other changes	32,4	6,0	443,5%
Cashflow from financing activities	**17,7**	**-24,9**	**-171,3%**
Effect on exchange rates on cash	-3,9	3,7	-206,7%
Change in cash and cash equivalents	**-121,4**	**-46,0**	-163,7%
Cash and cash equivalents at beginning of financial year	475,5	369,3	28,8%
Cash and cash equivalents end of the period	**354,1**	**323,3**	**9,5%**

Segment Data

	Sales		Gross profit	
	1-3/2006	**1-3/2005**	**1-3/2006**	**1-3/2005**
	by head office location of customer			
Breakdown by regions	**€ million**	**€ million**	**%**	**%**
EMEA	**339,3**	**358,5**	**55,2%**	**55,6%**
America	**181,9**	**94,2**	**47,5%**	**46,1%**
- thereof USA in US$	156,6	96,4		
Asia/Pacific Rim	**121,7**	**43,8**	**51,9%**	**50,9%**
	642,8	**496,5**	**52,4%**	**53,4%**

	Sales		Gross profit	
	1-3/2006	**1-3/2005**	**1-3/2006**	**1-3/2005**
Breakdown by product segments	**€ million**	**€ million**	**%**	**%**
Footwear	**399,1**	**338,2**	**52,0%**	**53,6%**
Apparel	**201,6**	**123,6**	**52,9%**	**53,4%**
Accessories	**42,2**	**34,7**	**53,4%**	**51,1%**
	642,8	**496,5**	**52,4%**	**53,4%**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

For immediate release

MEDIA CONTACT: Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT: Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, August 3, 2006 – PUMA AG announces its consolidated financial results for the 2nd Quarter and First Half-Year of 2006

Highlights Q2:

- Outstanding success during World Cup: Not only the most teams but also the World Champion wearing PUMA
- Consolidated sales increase more than 38%
- Gross profit margin above 51%
- EBIT margin impacted as expected by strong brand investments
- EPS at €3.12 versus €3.64

Highlights First Half-Year:

- Global brand sales reach almost €1.4 billion, up 16%
- Consolidated sales up more than 33%
- Gross profit margin at 52%
- EBIT margin better than expectations at 17%
- EPS at €8.95 compared to €9.32

Outlook 2006:

- Despite strong sales growth, orders remain on high level, up 35% currency adjusted
- Management confirms full-year guidance with top line growth up to 35% and EBIT level of about €360 million

---

Outstanding success during World Cup

For the first time in the company history, a PUMA sponsored national team has won the World Cup Final: The Squadra Azzurri from Italy.
PUMA was the dominant kit supplier at the championships, with a strong portfolio of 12 teams and gained brand visibility throughout 56% of all games on the pitch. PUMA was also among the top three brands in terms of player presence on the field, with 18% of all players wearing the innovative v1.06 product line. PUMA now has a great starting position with regards to the Euro 2008 in Switzerland and Austria, where both host federations are sponsored by PUMA. Looking ahead to the World Cup 2010 in South Africa, PUMA will continue as the dominant brand in African Football and will enter the tournament with Italy as the reigning champion and tournament favourite.

Sales and Earnings Development

Global branded sales up 16% reaching almost €1.4 billion in six months
PUMA's branded sales, which include consolidated sales and licensee sales, reached €620 million during Q2, thus marking a 17.1% (currency adjusted 17.2%) increase over last year.
During the first six months, branded sales grew 16.1% (currency adjusted 14.3%) to €1,356 million. Footwear sales increased 13.9% (12.1%) to €770 million, Apparel improved by 19.2% (18.2%) to €469 million and Accessories rose by 18.9% (18.8%) to €118 million.

Consolidated sales rise more than 38% in Q2 and 33% in first six months
In Q2, consolidated sales grew strong 38.2% (currency adjusted 38.7%) to €547 million. First-time consolidations contributed 22% to the growth. In total, Footwear was up 23.7% (24.3%) to €328 million and Apparel improved by a strong 81.2% (81.5%) to €182 million. Accessories realized a growth of 22.8% (25.3%) to €37 million. Team Sport sales contributed the strongest sales growth with over 40%.
Sales in the first six months rose by 33.3% or 31.3% currency adjusted to €1,189 million. Like-for-like, organic growth contributed a strong 12.9% and new consolidations 20.4% to the overall performance. In total, Footwear increased 20.5% (currency adjusted 18.5%) to €727 million, Apparel improved by 71.2% (69.5%) to €383 million and Accessories by 22.2% (22.1%) to €79 million.

Licensed business
The licensed business increased on a like-for-like basis by 30.9% in Q2, and 18.6% after six months.
However, due to the take-backs of six license markets as of the beginning of this year, total licensed sales declined by 45.5% to €73 million and by 39.6% to €167 million respectively. Based on the remaining licensed business, royalty and commission income was €7.3 million in Q2 and €15.8 million for the first half.

Gross profit margin remains on a high level
Due to the planned and implemented shift in regional and product mix, the gross profit margin reached 51.4% in Q2 compared to 53.2% last year. First half gross profit margin reached 51.9% versus 53.3% last year. The Footwear margin decreased from 53.6% to 51.8% and Apparel from 53.4% to 51.8% while Accessories increased from 50.3% to 53.5%.

SG&A expenses impacted by strong brand investments
Due to the strong brand investments and the regional expansion total SG&A expenses increased in Q2 by 54.4% to €211 million and by 49,8% to €416 million during the first six months. As a percentage of sales, the cost ratio increased in line with expectations from 34.5% to 38.6% or from 31.1% to 35% respectively.

For the first half, Marketing/Retail expenses increased by 61.7% and accounted for €207 million or 17.4% of sales versus 14.4% last year, in line with expectations. In particular, the marketing campaign for the World Cup and other marketing and retail expenses led to the increase. Product development and design expenses rose by 40.6% to €27 million and, as a percentage of sales, from 2.1% to 2.3%. Other selling, general and administrative expenses were up 39.5% to €182 million, or from 14.6% to 15.3% as a percentage of sales. The increase in other SG&A expenses is related to the extended infrastructure and operations for Phase IV expansion and in line with expectations.

EBIT above expectation
Due to strong brand investments EBIT in Q2 declined by 15.4% to €69 million and by 5.6% to €201 million after six months. This resulted in an EBIT margin of 12.7% and 16.9% respectively. Taking into account the full-year guidance of a high single-digit decline in EBIT, H1 came out better than expected given the high investments.

With an interest result of €2.1 million in Q2 and €4 million for the first half, pre-tax profit decreased by 14.5% to €71 million and by 4.9% to €205 million respectively. During the first six months, tax rate remained at 29% on last years level.
As a result, net earnings were down by 14.9% to €50 million in Q2 and by 4.4% to €143 million in the first half. Net margin was calculated at 9.2% (last year 14.9%) for Q2 and at 12% (16.8%) for the first six months.

Earnings per share
Earnings per share in Q2 reached €3.12, a decrease of 14.3% versus last year. Year-to-date earnings per share were down by only 4% to €8.95, better than expected. Diluted EPS translates to €3.03 and €8.81 respectively.

Net Assets and Financial Position

Strong equity ratio
Total assets grew by 28.5% to €1,526 million and the equity ratio of 63.1% was almost equal to last year, despite the effect of the regional expansion on total assets.

Working capital
Inventories increased by 37.5%, reaching €333 million and receivables grew by 26.2% to €402 million. Total working capital at the end of June amounted to €447 million compared to €320 million last year. As of June the seasonality as well as the regional expansion affected the working capital. Excluding the regional expansion, inventories increased by 22.6%, receivables by 8.5% and total working capital by 25.1%.

Capex/Cashflow
Capex increased from €38 million to €81 million and in line with expectations. Acquisitions contributed €47 million to the total Capex in H1. Tax payments were €57 million versus €65 million last year. Including the investments for acquisitions and the further working capital need in these countries, free cashflow was €-99 million compared to €-8.2 million last year.

Cash position
Due to the planned investments, total cash decreased from €370 million to €355 million and bank debts grew slightly from €37 million to €48 million. As a consequence, the net cash position decreased from €332 million to €306 million.

Share Buyback

PUMA continued its share buy back program in Q2 as expected and added 100,000 shares to the treasury stock, which corresponded to an investment of €30 million. At the end of June, the company held a total of 1,040,000 shares for a total investment of €204 million. This represents 6.1% of the total stock capital.

Regional Development

Change in regional mix

Due to the license take-backs, the regional mix changed significantly as expected resulting in a more balanced business portfolio. In H1, EMEA accounts for 50.5% (last year 67.1%), Americas for 29.7% (22.7%) and Asia/Pacific for 19.8% (10.2%).

Sales in the **EMEA-region** reached €261 million in Q2, an increase of 8.9% versus last year. Year-to-date, sales increased by 0.4% to €600 million. The gross profit margin reached 55% compared to 55.3% last year. Orders on hand end of June were up a strong 16.1%. Total orders in this region accounted for €564 million and all countries reported an improvement versus last reporting dates.

Sales in the **Americas** reached €172 million in Q2 and therefore a growth of 58.3% (currency adjusted 57.6%). First half sales were up 74.5% (65.8%) to €354 million. The gross profit margin decreased by 50 basis points to 47.7%. The order volume was up by 39% to €285 million, or currency adjusted by 44%. The **US** market contributed with a strong top-line growth of 46% in Q2 and 53.7% after six months. Orders for the US were up by almost 20% totalling $252 million at the end of June.

In Q2, the **Asia/Pacific** region increased sales by 140.7% (currency adjusted 144.4%) to €114 million. After six months the sales growth was 158.4% (161.3%) and reached €235 million. The regional expansion in particular contributed to the overall performance. The gross profit margin in this region was down by 70 basis points and reached 50.6%. As of June orders on hand were up 111.5% (currency adjusted 117.5%) and totaled €171 million.

Outlook 2006

Future orders up 35% currency adjusted

Total orders on hand as of June increased by 32.2% or currency adjusted by 34.5% and totaled €1,020 million. All regions reported favorable double-digit growth rates. The orders are mainly for delivery in the second half of 2006.

By segment, Footwear orders were up by 25.6% (currency adjusted 28%) to €674 million. Apparel orders increased to €289 million, an increase of 48.4% (50.1%) and Accessories totaled €57 million with a growth of 41.3% (45.8%).

Management confirms full-year guidance

Due to the strong first six months and the future order growth development management reaffirms the full-year guidance, which was already upgraded earlier this year with a sales growth of up to 35%.

Due to the regional and product mix, the full-year gross profit margin should range between 50% and 51%. Selling, general and administrative expenses are expected to rise to or slightly above 35% of sales.

Taking into account the better than expected performance in H1, management is optimistic that operating profit (EBIT) will reach the earlier given guidance of around €360 million or 15% on sales. The tax rate should stay on last year's level around 29%. As a result, net earnings should decline by a high single-digit versus last year and should significantly exceed the original expectations for 2006 communicated with the Phase IV strategy mid last year.

Jochen Zeitz, CEO: "By supplying the World Champion Italian National Team along with our overall strong brand visibility at the Football World Cup, as well as further outstanding performances in new product categories like Golf, PUMA was able to strengthen its position as one of the most desirable sportlifestyle brand. Combined with half year results that exceeded our expectations, it has been a very successful first six months of 2006 and of Phase IV of our long-term business development plan."

###

Income Statements

	Q2/2006 € million	Q2/2005 € million	Deviation	1-6/2006 € million	1-6/2005 € million	Deviation
Net sales	**546,6**	**395,5**	38,2%	**1.189,5**	**892,0**	33,3%
Cost of sales	-265,5	-185,0	43,5%	-571,6	-416,5	37,2%
Gross profit	**281,1**	**210,5**	33,6%	**617,9**	**475,5**	30,0%
- in % of net sales	51,4%	53,2%		51,9%	53,3%	
Royalty and commission income	7,3	13,8	-47,2%	15,8	26,3	-40,2%
	288,4	224,3	28,6%	633,7	501,8	26,3%
Selling, general and administrative expenses	-210,8	-136,5	54,4%	-416,0	-277,6	49,8%
EBITDA	**77,6**	**87,7**	-11,6%	**217,7**	**224,2**	-2,9%
Depreciation and amortisation	-8,3	-5,9	40,5%	-16,2	-10,9	49,1%
EBIT	**69,3**	**81,9**	-15,4%	**201,5**	**213,3**	-5,6%
- in % of net sales	12,7%	20,7%		16,9%	23,9%	
Interest result	2,1	1,7	26,7%	4,0	2,8	43,4%
EBT	**71,4**	**83,5**	-14,5%	**205,5**	**216,2**	-4,9%
- in % of net sales	13,1%	21,1%		17,3%	24,2%	
Income taxes	-20,0	-24,2	-17,3%	-59,6	-63,3	-5,9%
- Tax ratio	28,1%	29,0%		29,0%	29,3%	
Net earnings attributable to miniority interest	-1,3	-0,4		-2,7	-3,1	-12,8%
Net earnings	**50,1**	**58,9**	-14,9%	**143,2**	**149,8**	-4,4%
Net earnings per share (€)	**3,12**	**3,64**	-14,3%	**8,95**	**9,32**	-4,0%
Net earnings per share (€) - diluted	**3,03**	**3,61**	-16,2%	**8,81**	**9,24**	-4,7%
Weighted average shares outstanding				16,002	16,066	-0,4%
Weighted average shares outstanding - diluted				16,250	16,207	0,3%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	June 30, '06 € million	June 30, '05 € million	Devi-ation	Dec. 31, '05 € million
ASSETS				
Cash and cash equivalents	354,5	369,8	-4,1%	475,5
Inventories	332,7	241,9	37,5%	238,3
Trade receivables	402,0	318,6	26,2%	277,5
Other current assets	95,3	72,8	30,9%	80,1
Current assets	**1.184,4**	**1.003,1**	18,1%	**1.071,4**
Deferred income taxes	57,1	31,0	84,5%	48,6
Property, plant and equipment	143,2	101,3	41,3%	121,9
Intangible assets	125,9	44,3	184,3%	59,4
Other non-current assets	15,0	7,3	104,3%	19,8
Non-current assets	**341,1**	**183,9**	85,5%	**249,6**
	1.525,6	**1.187,0**	28,5%	**1.321,0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	48,5	37,4	29,6%	45,1
Trade payables	178,2	159,4	11,8%	178,7
Tax provisions	34,2	42,0	-18,8%	24,2
Other current provisions	102,7	93,3	10,1%	51,1
Liabilities from acquisitions	21,2	0,0		6,9
Other current liabilities	78,5	68,9	14,0%	78,5
Current liabilities	**463,3**	**401,0**	15,5%	**384,5**
Deferred income taxes	20,0	9,6	108,3%	20,0
Pension provisions	21,5	21,6	-0,7%	22,6
Liabilities from acquisitions	50,2	0,0		10,7
Other non-current liabilities	7,5	4,3	74,0%	7,8
Non-current liabilities	**99,2**	**35,6**	178,9%	**61,2**
Total shareholders' equity	**963,1**	**750,4**	28,3%	**875,4**
	1.525,6	**1.187,0**	28,5%	**1.321,0**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA®

Cashflow Statement

	1-6/2006 € million	1-6/2005 € million	Deviation
Earnings before taxes on income	**205,5**	**216,2**	**-4,9%**
Depreciation	16,2	10,9	49,1%
Non cash effected expenses and income	-6,1	-7,8	-21,0%
Cashflow - gross	**215,6**	**219,3**	**-1,7%**
Change in net assets	-180,4	-128,3	40,6%
Taxes, interests and other payments	-57,2	-65,1	-12,0%
Cashflow from operating activities	**-22,1**	**25,9**	**-185,2%**
Payments for acquisitions	-47,2	-7,4	540,4%
Purchase of property and equipment	-34,2	-30,4	12,5%
Interest received and others	4,3	3,7	17,2%
Cashflow from investing activities	**-77,1**	**-34,1**	**126,2%**
Free Cashflow	**-99,1**	**-8,2**	**1112,4%**
Capital increase	52,0	14,8	251,7%
Dividend payments	-31,8	-16,0	99,2%
Purchase of own shares	-44,4	-14,9	198,4%
Other changes	13,3	13,7	-2,8%
Cashflow from financing activities	**-11,0**	**-2,4**	**353,2%**
Effect on exchange rates on cash	-10,9	11,1	-198,7%
Change in cash and cash equivalents	**-121,0**	**0,5**	25849,8%
Cash and cash equivalents at beginning of financial year	475,5	369,3	28,8%
Cash and cash equivalents end of the period	**354,5**	**369,8**	**-4,1%**

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q2/2006	Q2/2005	Q2/2006	Q2/2005	1-6/2006	1-6/2005	1-6/2006	1-6/2005
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	261,1	239,7	54,7%	54,9%	600,4	598,2	55,0%	55,3%
America	171,7	108,5	47,9%	50,1%	353,6	202,6	47,7%	48,2%
- thereof USA in US$	160,4	109,8			317,0	206,3		
Asia/Pacific Rim	113,8	47,3	49,3%	51,7%	235,5	91,1	50,6%	51,3%
	546,6	395,5	51,4%	53,2%	1.189,5	892,0	51,9%	53,3%

	Sales		Gross profit		Sales		Gross profit	
	Q2/2006	Q2/2005	Q2/2006	Q2/2005	1-6/2006	1-6/2005	1-6/2006	1-6/2005
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	327,9	265,1	51,6%	53,6%	727,0	603,3	51,8%	53,6%
Apparel	181,6	100,2	50,7%	53,3%	383,2	223,9	51,8%	53,4%
Accessories	37,1	30,2	53,7%	49,4%	79,2	64,8	53,5%	50,3%
	546,6	395,5	51,4%	53,2%	1.189,5	892,0	51,9%	53,3%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.